SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    Proxy Statement Pursuant to Section 14(a)
             of the Securities Exchange Act of 1934 (Amendment No. )


Filed by the registrant /X/

Filed by a party other than the registrant / /

Check the appropriate box:

       /X/      Preliminary proxy statement
       / /      Definitive proxy statement
       / /      Definitive additional materials
       / /      Soliciting material pursuant to Rule 14a-11(c) or Rule 14(a)-12


                            THE BETHLEHEM CORPORATION
-------------------------------------------------------------------------------

                  (Name of Registrant as Specified in Charter)


                            THE BETHLEHEM CORPORATION
-------------------------------------------------------------------------------

                   (Name of Person(s) filing Proxy Statement)


         Payment of filing fee (check the appropriate box):

         /X/      $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1), or
                  14a-6(j)(2).

         / / $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

         / /      Fee   computed  on  table  below  per   Exchange   Act  Rules
                  14a-6(i)(4) and 0-11.

         (1) Title of each class of securities to which transaction applies:

-------------------------------------------------------------------------------

         (2)      Aggregate number of securities to which transaction applies:

-------------------------------------------------------------------------------

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:1

-------------------------------------------------------------------------------

         (4)      Proposed maximum aggregate value of transaction:

-------------------------------------------------------------------------------

--------
    1Set forth the amount on which the filing fee is calculated and state how it was determined.

         / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount previously paid:

-------------------------------------------------------------------------------

         (2)      Form, schedule or registration statement no.:

                           Preliminary Proxy Statement
-------------------------------------------------------------------------------

         (3)      Filing party:

                            The Bethlehem Corporation
-------------------------------------------------------------------------------

         (4)      Date filed:

                                October 23, 1995
-------------------------------------------------------------------------------

                          [PRELIMINARY PROXY MATERIALS]

                            THE BETHLEHEM CORPORATION

                                 --------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD DECEMBER 12, 1995
                                 --------------


To the Stockholders of
The Bethlehem Corporation:

         NOTICE IS HEREBY GIVEN that the 1995 Annual Meeting of Stockholders (the "Meeting") of The Bethlehem Corporation, a Pennsylvania corporation (the "Company"), will be held on Tuesday, December 12, 1995 at 3:00 p.m. local time at the Holiday Inn, Route 512, Bethlehem, Pennsylvania, for the following purposes:

              1. To approve an amendment to the Company's Articles of Incorporation to increase the authorized capitalization of the Company to a total of 25,000,000 shares of stock, consisting of 20,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value;

              2. To elect four directors, each to serve for a term of one year or until the next Meeting of Stockholders and until their successors are duly elected and qualified;

              3. To approve the adoption of the Company's 1994 Stock Option Plan (the "1994 Stock Option Plan");

              4. To amend the Company's Equity Incentive Plan for Directors (the "Directors Option Plan") to increase the term of options granted under the Directors Option Plan and to increase the period after termination of service during which an outstanding option may be exercised.

              5. To ratify the amendment to the Company's By-laws to eliminate the provision establishing four classes of directors and to provide that all directors shall be elected annually to serve one year terms;

              6. To ratify the appointment of Sobel & Co. as independent auditors of the Company for the fiscal year ending May 31, 1996; and

              7. To transact such other business as may properly come before the Meeting and any adjournment thereof according to the proxies discretion and in their discretion.

         The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. The Board of Directors has fixed the close of business on October 11, 1995 as the record date (the "Record Date") for the Meeting. Only stockholders of record of the Company's Common Stock, no par value, on the Company's stock transfer books on the close of business on the Record Date are entitled to vote at the Meeting.

                                  By Order of the Board of Directors


                                  B. ORD HOUSTON
                                  Secretary

November __, 1995

-----------------------------------------------------------------------------
WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, YOU
ARE URGED TO FILL IN, DATE, SIGN AND RETURN THE ENCLOSED PROXY
IN THE ENVELOPE THAT IS PROVIDED, WHICH REQUIRES NO POSTAGE IF
MAILED IN THE UNITED STATES.
-----------------------------------------------------------------------------

                         [PRELIMINARY PROXY MATERIALS]
                            THE BETHLEHEM CORPORATION
                             25th and Lennox Streets
                           Easton, Pennsylvania 18045
                                ----------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF STOCKHOLDERS

                                DECEMBER 12, 1995
                                ----------------


                                  INTRODUCTION

    This Proxy Statement is being furnished to stockholders by the Board of Directors of The Bethlehem Corporation, a Pennsylvania corporation (the "Company"), in connection with the solicitation of the accompanying proxy (each a "Proxy" and collectively, the "Proxies") for use at the 1995 Annual Meeting of Stockholders of the Company (the "Meeting") to be held Tuesday, December 12, 1995 at 3:00 p.m. local time at the Holiday Inn, Route 512, Bethlehem, Pennsylvania or at any adjournment thereof.

     The principal executive offices of the Company are located at The Bethlehem Corporation, 25th and Lennox Streets, Easton, Pennsylvania 18045. The approximate date on which this Proxy Statement and the accompanying Proxy will first be sent or given to stockholders is November __, 1995.

                        RECORD DATE AND VOTING SECURITIES

     As of the close of business on October 11, 1995, the record date of the Meeting (the "Record Date"), there were 1,888,520 outstanding shares of the Company's common stock, no par value (the "Common Stock"). Holders of Common Stock have one vote per share on each matter to be acted upon. Only stockholders of Common Stock (the "Stockholders") of record at the close of business on the Record Date will be entitled to vote at the Meeting and at any adjournment thereof. A majority of the outstanding shares of Common Stock present in person or by proxy is required to constitute a quorum at the Meeting. For purposes of determining the presence of a quorum and counting votes on the matters presented, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Meeting. The amendment to the Company's Articles of Incorporation described in Proposal I below requires the affirmative vote of the holders of a majority of the outstanding Common Stock of the Company entitled to vote at the Meeting for approval. All other matters expected to be brought before the Meeting require the affirmative vote of the holders of a majority of the Company's Common Stock represented and voting at the Meeting for approval.

                                VOTING OF PROXIES

     Shares of Common Stock represented by Proxies, which are properly executed, duly returned and not revoked, will be voted in accordance with the instructions contained therein. If no specification is indicated on the Proxy, the shares of Common Stock represented thereby will be voted: (i) for the proposed amendment to the Company's Articles of Incorporation to increase the authorized capitalization of the Company; (ii) for the election as Directors of the four persons who have been nominated by the Executive Committee of the Board of Directors; (iii) to approve the adoption of the Company's 1994 Stock Option Plan (the "1994 Stock Option Plan"); (iv) to amend the Company's Equity Incentive Plan for Directors (the "Directors Option Plan"); (v) to ratify the amendment to the Company's By-laws to eliminate a provision establishing four classes of directors; (vi) to ratify the appointment of Sobel & Co. as independent auditors of the Company for the year ending May 31, 1996 (the "1996 Fiscal Year"); and
(vii) for any other matter that may properly be brought before the Meeting in accordance with the judgment of the person or persons voting the Proxies.

     The execution of a Proxy will in no way affect a Stockholder's right to attend the Meeting and vote in person. Any Proxy executed and returned by a Stockholder may be revoked at any time thereafter if written notice of revocation is given to the Secretary of the Company prior to the vote to be taken at the Meeting, or by execution of a subsequent proxy which is presented before the Meeting, or if the Stockholder attends the Meeting and votes by ballot, except as to any matter or matters upon which a vote shall have been cast pursuant to the authority conferred by such Proxy prior to such revocation. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted.

     The cost of solicitation of the Proxies being solicited on behalf of the Board of Directors will be borne by the Company. In addition to the use of the mail, proxy solicitation may be made by telephone, telegraph and personal interview by officers, directors and employees of the Company. The Company will, upon request, reimburse brokerage houses and persons holding Common Stock in the names of their nominees for their reasonable expenses in sending soliciting material to their principals.

                      PROPOSAL I--APPROVAL OF THE AMENDMENT
                   TO THE COMPANY'S ARTICLES OF INCORPORATION
                   TO INCREASE THE NUMBER OF AUTHORIZED SHARES

     The Board of Directors has unanimously approved and recommends that the Stockholders adopt an amendment (the "Charter Amendment") to the Company's Articles of Incorporation to increase its authorized Common Stock from 4,000,000 shares to 20,000,000 shares and to increase its authorized preferred stock, no par value, ("Preferred Stock") from 1,000,000 shares to 5,000,000 shares. The relative rights and limitations of the Common Stock and Preferred Stock would remain unchanged under the Charter Amendment. The Preferred Stock may be issued by the Board of Directors from time to time without stockholder approval, in one or more classes or series with such designations and preferences and voting and other rights as the Board of Directors deems appropriate.

     On the Record Date the Company had 1,888,520 shares of Common Stock issued and outstanding. In addition, (i) 280,000 shares of Common Stock are reserved for issuance under the Company's 1989 Equity Incentive Plan and the Directors Option Plan, (ii) 1,450,000 shares of Common Stock are reserved for issuance pursuant to an option granted to Universal Process Equipment, Inc. ("UPE") (see "Certain Transactions" below) and (iii) 140,000 shares of Common Stock are reserved for issuance pursuant to an option granted to certain unaffiliated third parties. Accordingly, on the Record Date, there remain only 241,480 authorized and unissued shares of Common Stock not reserved for issuance.

     The increase in the authorized Common Stock and Preferred Stock has been adopted by the Board of Directors to assure that an adequate supply of authorized unissued shares is available for general corporate needs, such as future stock dividends or stock splits or issuance under the Company's stock option plans. The additional authorized shares of Common Stock and Preferred Stock could also be used for such purposes as raising additional capital for the operations of the Company or financing acquisitions of other businesses. The terms of any series of Preferred Stock to be issued will be dependent largely on market conditions and other factors existing at the time of issuance and sale. There are currently no plans or arrangements relating to the issuance of any of the additional shares of Common Stock proposed to be authorized, other than pursuant to the 1994 Stock Option Plan, or any shares of Preferred Stock. However, all such shares would be available for issuance without further action by the Stockholders, unless required by the Company's Articles of Incorporation or Bylaws or by applicable law.

     The issuance of additional shares of Common Stock may, among other things, have a dilutive effect on earnings per share and on the equity and voting power of existing holders of Common Stock. Until the Board of Directors determines the specific rights, preferences and limitations of any shares of Preferred Stock to be issued, the actual effect on the holders of Common Stock of the issuance of such shares cannot be ascertained. However, such effects might include restrictions on dividends on the Common Stock if dividends on Preferred Stock are in arrears, dilution of the voting power of Common Stock to the extent that any series of Preferred Stock has voting rights, and reduction of amounts available on liquidation as a result of any liquidation preference granted to any series of preferred stock.

     The issuance of additional shares of Common Stock by the Company also may potentially have an antitakeover effect by making it more difficult to obtain stockholder approval of various actions, such as a merger or removal of management. Issuance of authorized shares of Preferred Stock could also make it more difficult to obtain stockholder approval of such actions, particularly in light of the power of the Board of Directors to specify certain rights and preferences of the Preferred Stock. The Board of Directors, by issuing such Common Stock or Preferred Stock could adversely affect the voting power of the outstanding shares of Common Stock and discourage an attempt to gain control of the Company.

     The increase in authorized shares of Common Stock and the creation of Preferred Stock has not been proposed for an anti-takeover-related purpose and the Company has no knowledge of any current efforts to obtain control of the Company or to accumulate its Common Stock. At present, the Board of Directors does not intend to propose further amendments to the Company's Articles of Incorporation or By-laws that might affect attempts to take over or change control of the Company.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of all outstanding shares of Common Stock entitled to vote at a meeting of stockholders, in person or by proxy, is required for approval of the proposed amendment to the Company's Articles of Incorporation. Broker non-votes and proxy cards marked "abstain" with respect to this proposal will be counted towards a quorum. However, since the proposal requires the approval of a majority of all outstanding shares of Common Stock entitled to vote at a meeting of stockholders, abstentions and broker non-votes will be treated as a vote against this proposal.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION.

                               SECURITY OWNERSHIP

HOLDERS OF MORE THAN FIVE PERCENT BENEFICIAL OWNERSHIP

     The following table sets forth, as of September 28, 1995, information regarding all persons who are known to the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock.



Name and Address of                                              Percent of
Beneficial Owner                 Shares Owned Beneficially   Outstanding Shares
----------------------------     --------------------------  ------------------

James L. Leuthe                      223,624(1)                    11.8%
25th & Lennox Streets
Easton, PA  18045

Universal Process                  1,831,600(2)(3)(4)              54.9
Equipment, Inc. (UPE)
P.O. Box 338
Roosevelt, NJ  08555


Robert F. Bacigalupo                 150,901(5)                    7.9
2433 S. Oakley Avenue
Chicago, IL 60608

--------------------
(1) Of this total, 52,281 shares are owned by Nikki, Inc., a corporation in which Mr. Leuthe is an officer, director and the sole stockholder, 161,343 shares are owned by Mr. Leuthe and 10,000 shares are purchasable by Mr. Leuthe upon exercise of options granted under the Directors Option Plan. This total does not include 640 shares owned by Mr. Leuthe's children, of which he disclaims beneficial ownership.

(2) Includes 1,450,000 shares issuable pursuant to an option granted to Universal Process Equipment, Inc. by the Company on December 22, 1993.

(3) According to information provided to the Company by UPE, Ronald H. Gale and Jan Gale are officers, directors and principal stockholders of UPE, and may be deemed to beneficially own the shares owned by UPE. In addition to shares they beneficially own through UPE, (i) Ronald H. Gale individually owns 72,000 shares of Common Stock and has the right to purchase 10,000 shares upon the exercise of options granted under the Directors Option Plan and (ii) Jan Gale individually owns 70,000 shares and has the right to purchase 10,000 shares upon the exercise of options granted under the Directors Option Plan.

(4) Information obtained from Amendment No. 1 to Schedule 13D which was filed with the Securities and Exchange Commission on or about December 23, 1993.

(5) Of this total, 140,901 shares are owned by Mr. Bacigalupo and 10,000 shares are purchasable upon the exercise of options granted under the Directors Option Plan. This total does not include 2,331 shares owned by Mr. Bacigalupo's wife, 1,000 shares held in trust for the benefit of his son and 5,000 shares held in trust for the benefit of his mother. Mr. Bacigalupo is the trustee of the two trusts, and he disclaims beneficial ownership of these 8,331 shares.


BENEFICIAL OWNERSHIP BY MANAGEMENT AND DIRECTORS

     The following table sets forth, as of September 28, 1995, information regarding the ownership of the outstanding Common Stock of the Company for each director, each Named Executive Officer and all directors and executive officers of the Company as a group.




                                            Shares Owned        Percent of
Name of Beneficial Owner                    Beneficially     Outstanding Shares
----------------------------------------    --------------   -----------------

James L. Leuthe(1)(2)                            223,624         11.8%

Alan H. Silverstein (3)                           10,000          *

Robert F. Bacigalupo (1)(2)                      150,901          7.9

D.B. Cahoon (2)                                   10,000          *

O. Karl Dieckmann (2)                             46,686          2.5

Ronald H. Gale (1)(2)(4)                       1,913,600         57.1

Jan Gale (1)(2)(4)                             1,911,600         57.1

B. Ord Houston (2)                                14,865          *

John W. Pike (2)                                  40,000          2.1

Antoinette L. Martin                                 ---          ---

Anthony Chiarella                                    ---          ---

All directors and executive officers as a      2,489,676         72.3%
group (11 persons)

-------------------------
* Less than 1.0%.

(1) Reference is made to "Holders of More than Five Percent Beneficial Ownership" above.

(2) Includes 10,000 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Directors Option Plan.

(3) Includes 10,000 shares issuable pursuant to options exercisable within 60 days of the date hereof pursuant to the terms of the Directors Option Plan and does not include 200,000 shares issuable pursuant to options granted under the 1994 Stock Option Plan, the exercise of which is subject to approval by the stockholders at the Meeting. See "Proposal III - Adoption of the 1994 Stock Option Plan" below.

(4) Includes 1,831,600 shares beneficially owned by UPE, in which the individual is an officer, director and principal shareholder. See "Security Ownership of Certain Beneficial Owners and Management - Holders of More Than Five Percent Beneficial Ownership."


                       PROPOSAL II--ELECTION OF DIRECTORS
NOMINEES

        Section 10.3 of the Company's By-laws provides for the organization of the Board of Directors into four classes with directors in each class serving for four year terms. The Board of Directors has approved, and will submit to the Stockholders for their ratification at the Meeting, an amendment to the By-laws (the "By-laws Amendment") that amends this provision and creates a Board of Directors whose entire membership is elected annually. The By-laws Amendment will not effect the terms of incumbent directors who were elected in prior years whose terms do not expire at the Meeting. These incumbent directors will continue to serve as directors until the expiration of their respective terms and until their successors are elected and qualified. See "Proposal V -- Ratification of Amendment to the By-laws."

          It is proposed that four nominee directors, B. Ord Houston, Ronald H. Gale, Salvatore J. Zizza and Harold Bogatz (the "Nominees"), be elected to serve until the 1996 annual meeting of stockholders of the Company and until their successors are elected and qualified. The Stockholders will vote at the Meeting for the election of these four directors. Unless otherwise specified, all Proxies received will be voted in favor of the election of the Nominees as directors of the Company. Two Nominees, Mr. Houston and Mr. Ronald H. Gale, are currently directors of the Company. There are no family relationships between any of the Nominees.

          Each Nominee has consented to serve if elected. In the event that any of the Nominees should be unable to serve, the Proxies will vote for such substitute nominee or nominees as they, in their discretion, shall determine. The Board of Directors has no reason to believe that any of the Nominees named herein will be unable to serve. Any vacancy occurring on the Board of Directors for any reason may be filled by a majority vote of the directors then in office, and each person so elected shall serve until the next annual Meeting of the Stockholders of the Company and until each of the respective successors is elected and qualified.

          The following table sets forth information regarding the current ages, terms of office and business experience of the current directors and the
Nominees:

                                                                                   Year First
                                                                                   Became a            Year Term
Name                           Age        Principal Occupation                     Director          Will Expire
----                           ---        --------------------                ---------------        -------------

James L. Leuthe                 53        Chairman of the Board                     1976                1997
                                          of Directors since 1977;
                                          President and Chief
                                          Executive Officer of the
                                          Company from February 1979
                                          to November 1983; Chief
                                          Executive Officer since
                                          November 1983; Chairman of
                                          the Board of First Lehigh
                                          Corporation, a bank holding
                                          company

Alan H. Silverstein              6        President and Chief                       1994                1997
                                          Operating Officer of the
                                          Company since February
                                          1994; from 1991 to
                                          present, President of
                                          Earth Environmental
                                          Services, Inc., a
                                          presently inactive solid
                                          waste remediation firm
                                          and developer of solid
                                          waste co-generation
                                          projects; from July 1992
                                          to February 1994,
                                          President of Universal
                                          Envirogenics, Inc., a
                                          rebuilder of industrial
                                          gas plants

Jan P. Gale                     40        Vice President since                      1991                1996
                                          1978 of UPE, an
                                          international supplier
                                          of complete process
                                          plants and equipment
                                          and manufacturer of new
                                          equipment in the United
                                          States and Europe(1)

O. Karl Dieckmann               82        Investment manager and                    1960                1997
                                          consultant, retired for at
                                          least the past five years


                                                                                   Year First
                                                                                   Became a            Year Term
Name                           Age        Principal Occupation                     Director          Will Expire
----                           ---        --------------------                ---------------        -------------


B. Ord Houston*                 82        Secretary of the                          1976                1995
                                          Company since June
                                          1983, otherwise retired
                                          for at least the last five
                                          years; held various
                                          positions with the
                                          Company since 1966,
                                          most recently as
                                          Executive Vice President

Ronald H. Gale*                 44        President and Chief                       1990                1995
                                          Executive Officer of
                                          UPE since 1978(1)

Salvatore J. Zizza*             49        Chairman of The Lehigh                    ----                 ---
                                          Group: a public
                                          company that is listed
                                          on the New York Stock
                                          Exchange which has a
                                          subsidiary in the
                                          distribution of electrical
                                          products and until 1991
                                          included major interior
                                          construction, asbestos
                                          abatement and heavy
                                          equipment
                                          manufacturing

Harold Bogatz*                  57        Vice President and                        ----                 ---
                                          General Counsel of UPE
                                          since 1987


-------------------
*        Nominee for director.

(1) Ronald H. Gale, a Nominee, and Jan P. Gale, an incumbent director, are brothers.


          If the Nominees are elected at the Meeting and the proposal described under the heading "Proposal V--Ratification of Amendment to the By-laws" is approved by the Stockholders, the Nominees will each hold office until the next annual meeting of stockholders and until their successors are elected and are qualified. If the Nominees are elected at the Meeting and Proposal V is not approved by the Stockholders, the Nominees will each hold office for respective terms expiring at the Annual Meeting of Stockholders to be held for the following years: Mr. Zizza - 1996; Mr. Houston - 1998; Mr. Ronald Gale - 1998; and Mr. Bogatz - 1999.

VOTE REQUIRED

          Directors shall be elected by a plurality of the votes cast, in person or by proxy, at the Meeting. Abstentions from voting and broker non-votes on the election of directors will have no effect since they will not represent votes cast at the Meeting for the purpose of electing directors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES.

                    BOARD MEETINGS -- COMMITTEES OF THE BOARD

          The Board of Directors met once during the fiscal year ended May 31, 1995 (the "1995 Fiscal Year"). The Board of Directors presently maintains an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. None of the directors of the Company attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors held plus the total number of meetings held by all committees of the Board on which he served during 1995 Fiscal Year.

          The Executive Committee currently consists of Messrs. Houston, Leuthe, and Silverstein and is appointed annually by the Board of Directors to exercise all powers of the Board of Directors, to the extent permitted by law, between meetings of the Board. The Executive Committee met four times during the 1995 Fiscal Year.

          The Audit Committee currently consists of Messrs. J. Gale, Houston and Leuthe and is appointed annually by the Board of Directors to recommend the selection of independent auditors, review the scope and results of the audit, review the adequacy of the Company's accounting, financial and operating controls and supervise special investigations. The Audit Committee did not meet during the 1995 Fiscal Year.

          The Compensation Committee is appointed annually by the Board of Directors to recommend to the Board of Directors remuneration arrangements for senior management and directors, the adoption of compensation plans in which officers and directors are eligible to participate and the granting of options or other benefits under such plans. The Compensation Committee did not meet during the 1995 Fiscal Year.

          The Nominating Committee currently is comprised of Messrs. Bacigalupo and Leuthe and is appointed annually by the Board of Directors to recommend to the Board of Directors nominees for election as directors. The Nominating Committee did not meet during the 1995 Fiscal Year.

                          EXECUTIVE COMPENSATION TABLE


          The following table summarizes the compensation paid or accrued by the Company for services rendered during the years ended December 31, 1992 and 1993, during the transition period ended May 31, 1994 and during the 1995 Fiscal Year to the Company's Chief Executive Officer and to each of the Company's executive officers whose total salary and bonus exceeded $100,000 during the 1995 Fiscal Year (the "Named Executive Officers").


                                            Summary Compensation Table


                                                      Annual Compensation                        Long Term Compensation
                                        ---------------------------------------------     ---------------------------------



Name and                                                               Other Annual        Stock Option         All Other
Principal Position            Year        Salary         Bonus        Compensation(s)         Awards           Compensation
---------------------      --------     --------      ---------     -----------------     -------------     ---------------

James L. Leuthe            1995               --            --               --                     --           $672(2)
Chairman and Chief         1994(3)            --            --               --                     --            280(2)
Executive Officer(1)       1993               --            --               --                     --            672(2)
                           1992           $2,616            --           $8,387(4)                  --            672(2)

Alan H. Silverstein        1995          110,000        30,000            5,472(4)             250,000         11,925(2)
President and Chief        1994(3)        36,667             -            1,824(4)              10,000            224(2)
Operating Officer(5)


------------------------
(1) Mr. Leuthe was not compensated for his services during the Company's fiscal year ended December 31, 1993, the transition period ended May 31, 1994 or the Company's fiscal year ended May 31, 1995.

(2)      Represents life insurance premiums paid by the Company.

(3) Includes compensation received only during the transition period January 1 to May 31, 1994.

(4) Includes lease and insurance costs paid by the Company with respect to use of an automobile.

(5) Mr. Silverstein was elected President and Chief Operating Officer of the Company in February 1994. Prior to that time, Mr. Silverstein served as a consultant to the Company.

OPTION GRANTS IN LAST FISCAL YEAR

          The following table sets forth information concerning options granted during the fiscal year ended May 31, 1995 to the Named Executive Officers.


                                        Number of
                                        Securities          Percentage of Total        Per Share
                                        Underlying          Options Granted to         Exercise
              Name                   Options Granted             Employees               Price            Expiration Date
-----------------------------      -----------------      --------------------      -------------     ----------------------

Alan H. Silverstein                      250,000                  100.0%                $0.9375          December 29, 2004


AGGREGATED FISCAL YEAR-END OPTIONS

          The following table sets forth certain information regarding unexercised stock options held by each of the Named Officers named in the Summary Compensation Table as of May 31, 1995. No stock options were exercised by any such officer during the fiscal year ended May 31, 1995.

                    AGGREGATED FISCAL YEAR-END OPTION VALUES



                                  Number of              Value of Unexercised
                             Unexercised Options         in-the-Money Options
                               at May 31, 1995          at May 31, 1995 ($)(1)

                                 Exercisable/                Exercisable/
                                Unexercisable                Unexercisable
Name                       ---------------------      ------------------------
----

James L. Leuthe                 10,000/0                     0/0

Alan H. Silverstein (2)         10,000/250,000               0/296,875


------------------------

(1) On the Record Date, the last reported sales price of the Company's Common Stock as reported by the American Stock Exchange was $3.75 per share.

(2) The 250,000 options referenced are not exercisable until approval by stockholders at the Annual Meeting and, further, as to the 50,000 of such options, until January 1, 1996.


COMPENSATION OF DIRECTORS

         Directors are not compensated for their services as a director but are entitled to reimbursement of expenses incurred in connection with their attendance at all meetings.

         The Company maintains the Directors Option Plan for directors. Under the Directors Option Plan: (i) each person who was a director of the Company on March 21, 1991 received an option for 10,000 shares under the Directors Option Plan and (ii) each individual who becomes a director of the Company after March 21, 1991 is granted an option for 10,000 shares. The exercise price of each option granted under the Directors Option Plan is the greater of $3.15 per share or 100% of the fair market value of a share of the Company's Common Stock on the date the option is granted. No option granted under the Directors Option Plan may be exercised during the six months after its grant; thereafter, the option becomes exercisable in full. Options are not assignable. No option may be exercised after five years from the date of grant. See Proposal IV -- "Amendment to the Company's Equity Incentive Plan for Directors" for the terms of a proposed amendment to the Directors Option Plan.

         Set forth below is information with respect to options outstanding under the Directors Option Plan.


                                                                                 Number of              Exercise Price
                                                      Date of Grant               Shares                 Per Share(1)
Name                                              -------------------     ---------------------     ---------------------
----

Robert F. Bacigalupo(2)........................          3/21/91                  10,000                     $3.15

O. Karl Dieckmann..............................          3/21/91                  10,000                     3.15

Jan Gale.......................................          3/21/91                  10,000                     3.15

Ronald H. Gale.................................          3/21/91                  10,000                     3.15

B. Ord Houston.................................          3/21/91                  10,000                     3.15

James L. Leuthe................................          3/21/91                  10,000                     3.15

Joseph T. Posh(2)..............................          3/21/91                  10,000                     3.15

John W. Pike(2)................................          2/20/92                  10,000                     3.15

D.B. Cahoon(2).................................          2/05/93                  10,000                     3.15

Alan H. Silverstein............................          4/12/94                  10,000                     3.15


------------------
(1) As of the Record Date, the last reported sales price of the Company's Common Stock as reported on the American Stock Exchange, Inc. was $3.75 per share.

(2) These options will expire if Proposal IV is not approved by the Stockholders. See "Proposal IV--Amendment to the Company's Equity Incentive Plan for Directors."

         Mr. Alan Silverstein is employed by the Company pursuant to an agreement (the "Employment Agreement") dated February 1, 1994. The Employment Agreement provides for a five year term, with automatic renewal for successive terms of two years, subject to a mutual right, exercisable within 120 days prior to the expiration of any term, not to renew the Employment Agreement. The salary paid to Mr. Silverstein for the first year under the Employment Agreement is $110,000, increasing to $165,000 in the fifth year. Mr. Silverstein is entitled to a quarterly bonus based on the earnings of the Company, with a minimum guaranteed bonus for the first 18 months of $30,000.

              PROPOSAL III--ADOPTION OF THE 1994 STOCK OPTION PLAN

         The Board of Directors has adopted the 1994 Stock Option Plan, which provides for the granting of non-qualified and incentive stock options and stock appreciation rights (collectively, the "Options") for up to 400,000 shares of the Common Stock (or the number and kind of shares of stock or other securities which are substituted for those shares or to which those shares are adjusted by reason of a reclassification, recapitalization, merger, consolidation, reorganization, issuance of warrants or rights, stock dividend, stock split or reverse stock split, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise) to certain officers, non-employee directors and key employees (collectively, the "Key Employees") of the Company and its subsidiaries whose substantial contributions are essential to the continued growth and success of the Company's business. Incentive options are intended to qualify as options described in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The 1994 Stock Option Plan is administered by a committee of outside directors appointed by the Board of Directors (the "Committee"). All Key Employees, as identified by the Committee, are eligible to participate in the 1994 Stock Option Plan, subject to the Committee's discretion to designate Key Employees who are to receive Options. As of the date hereof, approximately 15 Key Employees are eligible to participate in the 1994 Stock Option Plan. As of May 30, 1995, Options to purchase an aggregate of 250,000 shares of Common Stock had been granted to a Key Employee of the Company. A total of 200,000 Options are currently exercisable, subject to stockholder approval of the 1994 Stock Option Plan.

         If any outstanding Options or any portions thereof for any reason expire or are cancelled or otherwise terminated, the shares of Common Stock subject to the unexercised portion of such Option or Options are again available for grants under the 1994 Stock Option Plan as if no Option had been granted with respect to such shares, provided, however, that any such terminated Option shall count against the maximum number of shares that may be granted to any Key Employee. The maximum number of shares that may be granted to one person pursuant to the Plan is 250,000 shares. In addition, the aggregate fair market value (determined as of the date an option is granted) of the shares with respect to which incentive stock options are exercisable by any single employee during any calendar year cannot exceed $100,000.

         Within the limitations of the 1994 Stock Option Plan, the Committee will determine the individuals to whom Options shall be granted (the "Optionees"), the number of shares subject to each Option, the Option price and the other terms and conditions of the Option. No Option may be granted after the termination date of the 1994 Stock Option Plan which is December 23, 2004.

         No payments or contributions are required to be made by the Optionees other than in connection with the exercise of the Options. An Optionee may exercise each Option granted to such Optionee in such installments as the Committee shall determine at the time of grant thereof. Except as otherwise set forth in the 1994 Stock Option Plan or the applicable agreement, an Option may be exercised in whole or in part at any time or from time to time, except that not less than 100 shares may be purchased at any time unless the number of shares so purchased constitutes the total number of shares then purchasable under the Option. Upon exercise of an Option, the purchase price therefor shall be payable in full in cash or check or, at the discretion of the Committee and upon such terms as determined by the Committee, by transferring shares of Common Stock to the Company or by a cashless exercise procedure. Options are nontransferable and are subject to forfeiture or limitations upon termination of employment, as set forth in the 1994 Stock Option Plan.

         The purchase price for the shares of Common Stock to be purchased upon the exercise of Options shall be established by the Committee. Except as otherwise set forth in the 1994 Stock Option Plan, the Option price shall not be less than the fair market value of the Common Stock on the date of grant, which is presently equal to the last sale price per share as reported by the American Stock Exchange on that date.

         The 1994 Stock Option Plan also provides, with certain exceptions, that each non-employee director who, after December 1, 1994, is elected to the Board of Directors for the first time at any meeting of stockholders will, at the time of such election, automatically be granted an option to purchase 10,000 shares of Common Stock. In addition, on the date of each annual meeting of stockholders subsequent to January 1, 1995, each continuing non-employee director will automatically granted an option to purchase 500 shares of Common Stock.

         A copy of the 1994 Stock Option Plan is attached as Annex A to this Proxy Statement.

TAX CONSEQUENCES

         Under current federal income tax laws, the grant of a non-qualified Option pursuant to the 1994 Stock Option Plan generally has no tax effect on the Company or the Optionee. Exercise of a non-qualified Option under the 1994 Stock Option Plan will result in taxable compensation income to the Optionee in the amount by which the fair market value of the Common Stock issued pursuant to the exercise, at the time of the exercise, exceeds the purchase price of such Common Stock under the non-qualified Option, and the Company generally will be entitled to a tax deduction equal to the amount of compensation income taxable to the Optionee upon exercise of a non-qualified Option. Any transfer of Common Stock acquired upon exercise of a non-qualified Option may result in taxable income.

         The grant of an incentive Option pursuant to the 1994 Stock Option Plan generally has no tax effect on the Company or the Optionee. Exercise of an incentive Option under the 1994 Stock Option Plan will not be subject to the regular federal income tax, but may be subject to the alternative minimum tax. The Company will not be entitled to a tax deduction upon the exercise of an incentive Option. Any transfer of Common Stock acquired upon exercise of an incentive Option may result in taxable income, and the character of any such income as capital gain or ordinary income will depend on whether certain holding period requirements have been satisfied.

PLAN BENEFITS UNDER THE PLAN

         The Company received no consideration for the grant of Options under the 1994 Stock Option Plan. As of the Record Date, the last reported sales price of the Company's Common Stock on the American Stock Exchange was $3.75 per share.

         The following table sets forth certain information with respect to Options granted under the Plan.

                                  PLAN BENEFITS



                                                            Number of Shares of
                                                               Common Stock
                                                            Underlying Options
                                         Dollar Value($)         Granted
                                         ----------------   -------------------

Alan H. Silverstein....................         0                 250,000

All Named Executive Officers as a
Group..................................         0                 250,000

All Directors who are not Named
Executive Officers as a group(1).......         0                       0

All Employees who are not Named
Executive Officers as a Group..........         0                  30,000


(1)      This number also represents grants to all director nominees.

VOTE REQUIRED

         The approval of the 1994 Stock Option Plan requires the affirmative vote of a majority of the votes cast by all Stockholders represented and entitled to vote thereon. An abstention, withholding of authority to vote or broker non-vote, therefore, will not have the same legal effect as an "against" vote and will not be counted in determining whether the proposal has received the requisite stockholder vote.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE 1994 STOCK OPTION PLAN.

                      COMPLIANCE WITH SECTION 16(a) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors. and persons who own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of equity securities of the Company. Executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms which they file.

         To the Company's knowledge, based solely on a review of the copies of such forms received by it, or written representations from certain reporting persons that no other reports were required for those persons, the Company believes that all filing requirements applicable to its executive officers, directors and greater than 10% stockholders were complied with during the fiscal year ended December 31, 1993 and the transition period ended May 31, 1994 and the 1995 Fiscal Year, except that Jan P. Gale and Ronald H. Gale each filed one Form 4 and one Form 5 late and D.B. Cahoon filed one Form 4 late.

                 CERTAIN RELATIONSHIPS AND CERTAIN TRANSACTIONS

         Ronald H. Gale and Jan Gale are directors and stockholders of the Company and are officers, directors and principal stockholders of UPE, a corporation which is a stockholder of the Company. UPE and/or Ronald H. Gale and/or Jan Gale are also majority stockholders or otherwise affiliated with other companies that engage in transactions with the Company. UPE and related entities purchased processing equipment manufactured by the Company as well as utilized the Company's remanufacturing services. The approximate total revenues derived from sales to UPE and related parties were $2.4 million for the fiscal year ended May 31, 1995, $290,000 for the transition period from January to May 1994 and $740,000 for the fiscal year ended December 31, 1993. The terms of such sales were at least as favorable to the Company as could have been obtained from unaffiliated third parties.

         On December 22, 1993, UPE was granted 300,000 shares of the Company's Common Stock and an option to purchase an additional 1,450,000 shares pursuant to an agreement (the "UPE Agreement") between the Company and UPE. Such stock was granted in consideration of UPE's (i) services in structuring and negotiating a settlement agreement among The Harrisburg Authority ("Harrisburg"), the Company and UPE with respect to a judgment in the amount of $2,127,071 which Harrisburg had obtained against the Company; (ii) payments on behalf of the Company to Harrisburg under the settlement agreement; (iii) providing a guaranty of and surety for the Company's full and timely payment to Harrisburg of $650,000 in specified installments; and (iv) granting to Harrisburg security interests in certain equipment held for sale by UPE and in a percentage of the proceeds from the sale of such equipment in the ordinary course of UPE's business.

         Beginning in July, 1993 through January, 1994, Alan H. Silverstein was retained as a consultant to the Company. In that capacity he played a key advisory role in the structure and negotiation of the final settlement agreement with the Harrisburg Authority and the resolution of several other potential litigation matters. Mr. Silverstein was paid $69,939 in consulting fees and expenses for services during that time.

         In October 1995, O. Karl Dieckmann and Robert F. Bacigalupo resigned as directors of the Company. Following their resignations, the Executive Committee of the Board of Directors designated Messrs. Dieckmann and Bacigalupo honorary directors emeritus in recognition of their many years of service as directors. Messrs. Dieckmann and Baciagalupo will serve in such capacities as advisors to the Board of Directors.

                     PROPOSAL IV--AMENDMENT TO THE COMPANY'S
                       EQUITY INCENTIVE PLAN FOR DIRECTORS

         The Board of Directors has unanimously approved and recommends that the Stockholders approve an amendment to the Directors Option Plan to (i) extend the terms of options granted under the Directors Option Plan from five years to six years; (ii) eliminate provisions by which options automatically terminate one month from termination of an optionees's service with the Company (other than as a result of death or disability); and (iii) eliminate provisions by which options granted under the Directors Option Plan automatically terminate one year from the death or disability of an optionee.

         Pursuant to the Directors Option Plan, options may be granted to directors and consultants of the Company or any subsidiary of the Company. As of the Record Date, options to purchase 100,000 shares of Common Stock were outstanding under the Directors Option Plan and no options had been exercised. Options to purchase shares of Common Stock have been granted pursuant to the Directors Option Plan are as follows:


                                                                                 Number of              Exercise Price
Name                                                  Date of Grant               Shares                 Per Share(1)
-----                                             -------------------     ---------------------     -------------------

Robert F. Bacigalupo(2)........................          3/21/91                  10,000                     $3.15

O. Karl Dieckmann..............................          3/21/91                  10,000                     3.15

Jan Gale.......................................          3/21/91                  10,000                     3.15

Ronald H. Gale.................................          3/21/91                  10,000                     3.15

B. Ord Houston.................................          3/21/91                  10,000                     3.15

James L. Leuthe................................          3/21/91                  10,000                     3.15

Joseph T. Posh(2)..............................          3/21/91                  10,000                     3.15

John W. Pike(2)................................          2/20/92                  10,000                     3.15

D.B. Cahoon(2).................................          2/05/93                  10,000                     3.15

Alan H. Silverstein............................          4/12/94                  10,000                     3.15


--------------------------
(1) As of the Record Date, the last reported sales price of the Company's Common Stock as reported on the American Stock Exchange, Inc. was $3.75 per share.

(2) These options will expire if Proposal IV is not approved by the Stockholders.


ADMINISTRATION

         The  Directors   Option  Plan  is  administered  by  a  committee  (the
"Committee") which consists of two members of the Board of Directors of the Company. The members of the

Committee are appointed by the Board of Directors and serve at the pleasure of the Board of Directors. The Committee has the power to interpret the Directors Option Plan, the options granted thereunder and to adopt rules for the administration, interpretation and application of the Directors Option Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Committee does not have any discretion to determine who will be granted options or to determine the number of options, the exercise price of options or the timing of the grant of options to be granted to any Director. Members of the Committee shall not receive any compensation for their services as members, but all expenses and liabilities they incur in connection with the administration of the Directors Option Plan shall be borne by the Company.


DESCRIPTION OF OPTIONS

         Each director as of March 21, 1991 and each person who became a director after March 21, 1991 was granted an option to purchase 10,000 shares of Common Stock at an exercise price of $3.15 per share. No option is exercisable in whole or in part during the six months after the option is granted.

PROPOSED AMENDMENT

         The proposed amendment is as follows:

                  Article  4,  Subsection   (b)(v)  of  the  Company's   Equity
          Incentive Plan for Directors is hereby amended and restated to read in its entirety as follows:

                        "(v) Expiration of Options. Each Option shall terminate upon the expiration of six years from the date the Option was granted."

VOTE REQUIRED

         The approval of the amendment to the Directors Option Plan requires the affirmative vote of a majority of the votes cast by all Stockholders represented and entitled to vote thereon. An abstention, withholding of authority to vote or broker non-vote, therefore, will not have the same legal effect as an "against" vote and will not be counted in determining whether the proposal has received the requisite stockholder vote.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE PROPOSAL TO AMEND THE DIRECTORS OPTION PLAN.

              PROPOSAL V--RATIFICATION OF AMENDMENT TO THE BY-LAWS

         The Board of Directors has unanimously approved and adopted the By-laws Amendment, which amendment would phase out the current Board of Directors structure consisting of four classes of directors. Pursuant to Section 10.3 of the current By-laws, the members of each class of directors serve four year terms, with approximately one-fourth of the Board of Directors elected each year. The By-laws Amendment amends Section 10.3 by providing for the annual election of directors. The By-law Amendment will not effect the terms of incumbent directors who were elected in prior years whose terms do not expire at the Meeting. These incumbent directors will continue to serve as directors until the expiration of their respective terms and until their successors are elected and qualified. The directors elected at the Meeting will serve until the next annual meeting of stockholders and until their successors are duly elected and qualified. The adoption of the By-laws Amendment permits the Stockholders to change the entire composition of the Board of Directors at a single annual meeting of stockholders beginning with the 1997 annual meeting of stockholders. The Company has no present intention to reintroduce the classified structure in the future.


VOTE REQUIRED

         Ratification of the amendment to the Company's By-laws requires the affirmative vote of a majority of the votes cast by all Stockholders represented and entitled to vote thereon. An abstention, withholding of authority to vote or broker non-vote, therefore, will not have the same legal effect as an "against" vote and will not be counted in determining whether the proposal has received the requisite stockholder vote.


RECOMMENDATION OF THE BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE AMENDMENT TO THE COMPANY'S BY- LAWS.

               PROPOSAL VI--RATIFICATION OF SELECTION OF AUDITORS

         The Board of Directors has selected Sobel & Co. to be the independent auditors of the Company for the year ending May 31, 1996. Although the selection of auditors does not require ratification, the Board of Directors has directed that the appointment of Sobel & Co. be submitted to shareholders for ratification due to the significance of their appointment to the Company. If shareholders do not ratify the appointment of Sobel & Co., the Board of Directors will consider the appointment of other certified public accountants. A representative of Sobel & Co. is expected to be available at the Meeting to make a statement if such representative desires to do so and to respond to appropriate questions.

VOTE REQUIRED

         Ratification of the appointment of Sobel & Co. requires the affirmative vote of a majority of the votes cast by all Stockholders represented and entitled to vote thereon. An abstention, withholding of authority to vote or broker non-vote, therefore, will not have the same legal effect as an "against" vote and will not be counted in determining whether the proposal has received the requisite stockholder vote.


RECOMMENDATION OF THE BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF SOBEL & CO. AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE 1996 FISCAL YEAR.

                                  ANNUAL REPORT

         All stockholders of record as of the Record Date have been sent, or are concurrently herewith being sent, a copy of the Company's Annual Report for the 1995 Fiscal Year.

         ANY STOCKHOLDER OF THE COMPANY MAY OBTAIN WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE 1995 FISCAL YEAR (WITHOUT EXHIBITS), AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BY WRITING TO STOCKHOLDER INFORMATION, THE BETHLEHEM CORPORATION, 25TH AND LENNOX STREETS, EASTON, PENNSYLVANIA 18045.

                              STOCKHOLDER PROPOSALS

         In order to be considered for inclusion in the proxy materials to be distributed in connection with the next Annual Meeting of Stockholders of the Company, stockholder proposals for such meeting must be submitted to the Company no later than August 12, 1996.

                                  OTHER MATTERS

         As of the date of this Proxy Statement, management knows of no matters other than those set forth herein which will be presented for consideration at the Meeting. If any other matter or matters are properly brought before the Meeting or any adjournment thereof, the persons named in the accompanying Proxy will have discretionary authority to vote, or otherwise act, with respect to such matters in accordance with their judgment.



                                        By Order of the Board of Directors,


                                        B. ORD HOUSTON
                                        Secretary


November __, 1995

                                     ANNEX A
                                       to
                                 Proxy Statement

                            THE BETHLEHEM CORPORATION
                             1994 STOCK OPTION PLAN

                  1. PURPOSE. The purpose of the Plan is to provide additional incentive to those officers and key employees of the Company and its Subsidiaries whose substantial contributions are essential to the continued growth and success of the Company's business in order to strengthen their commitment to the Company and its Subsidiaries, to motivate such officers and employees to faithfully and diligently perform their assigned responsibilities and to attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of the Company. An additional purpose of the Plan is to build a proprietary interest among the Company's Non-Employee Directors and thereby secure for the Company's stockholders the benefits associated with common stock ownership by those who will oversee the Company's future growth and success. To accomplish such purposes, the Plan provides that the Company may grant Incentive Stock Options, Nonqualified Stock Options, or Stock Appreciation Rights.

                  2. DEFINITIONS. For purposes of this Plan:

                     (a) "Agreement" means the written agreement evidencing the grant of an Option and Stock Appreciation Rights, if applicable, and setting forth the terms and conditions thereof.

                     (b) "Board" means the Board of Directors of the Company.

                     (c) "Cause" means, unless otherwise defined in the particular Agreement evidencing the grant of an Option (i) the willful neglect or refusal to perform the Optionee's duties or responsibilities or the willful taking of actions which materially impair the Optionee's ability to perform the Optionee's duties or responsibilities which continues after being brought to the attention of the Optionee (other than any such failure resulting from the Optionee's incapacity due to physical or mental illness) or (ii) the willful act or failure to act by the Optionee which is materially injurious to the Company or a Subsidiary which is brought to the attention of the Optionee in writing not more than thirty (30) days from the date of its discovery by the Company, a Subsidiary or the Board.

                     (d) "Change in Capitalization" means any increase, reduction, or change or exchange of Shares for a different number or kind of shares or other securities of the Company by reason of a reclassification, recapitalization, merger, consolidation, reorganization, issuance of warrants or rights, stock dividend, stock split or reverse stock split, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

                     (e) "Change in Control" means one of the following events:

                             (i)     any "person" (as defined in Sections 13(d)
and 14(d) of the Exchange Act other than any person who is a stockholder of the Company on the effective date hereof), other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, or any corporation owned, directly or indirectly, by the stockholders of the Company, in substantially the same proportions as their ownership of stock of the Company, acquires "beneficial ownership" of more than fifteen percent (15%) of the issued and outstanding Shares of the Company; or
(ii) during any period of not more than two (2) consecutive years, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in subsections 2(e)(i), 2(e)(iii) or 2(e)(iv) hereof) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the stockholders of the Company approve a merger other than (x) a merger which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, at least fifty percent (50%) of the combined voting power of all classes of stock of the Company or such surviving entity outstanding immediately after such merger or (y) a merger effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than any person who is a stockholder of the Company on the effective date hereof) acquires more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities; or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or a sale of all or substantially all of the assets of the Company.

                     (f) "Code" means the Internal Revenue Code of 1986, as amended.

                     (g) "Committee" means a committee of two or more Outside Directors appointed by the Board to administer the Plan and to perform the functions set forth herein.

                     (h)     "Company"  means  The  Bethlehem  Corporation,   a
Pennsylvania corporation.

                     (i) "Disability" means the inability, due to illness or injury, to engage in any gainful occupation for which the individual is suited by education, training or experience, which condition continues for at least twelve (12) months.

                     (j) "Eligible Employee" means any officer or other key employee of the Company or a Subsidiary designated by the Committee as eligible to receive Options or Stock Appreciation Rights subject to the conditions set forth herein.

                     (k) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                     (l) "Fair Market Value" means the fair market value of the Shares as determined by the Committee in its sole discretion; provided, however, that (A) if the Shares are admitted to trading on a national securities exchange, Fair Market Value on any date shall be the last sale price reported for the Shares on such exchange on such date or on the last date preceding such date on which a sale was reported, (B) if the Shares are admitted to quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or other comparable quotation system and have been designated as a National Market System ("NMS") security, Fair Market Value on any date shall be the last sale price reported for the Shares on such system on such date or on the last day preceding such date on which a sale was reported, or (C) if the Shares are admitted to quotation on NASDAQ and have not been designated a NMS security, Fair Market Value on any date shall be the average of the highest bid and lowest asked prices of the Shares on such system on such date.

                     (m) "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

                     (n) "Non-Employee Director" means a member of the Board who is not an employee of the Company or a Subsidiary.

                     (o) "Nonqualified Stock Option" means an Option which is not an Incentive Stock Option.

                     (p)     "Option"  means  an  Incentive  Stock  Option,   a
Nonqualified Stock Option, or either or both of them, as the context requires.

                     (q) "Optionee" means a person to whom an Option has been granted under the Plan.

                     (r) "Outside Director" means a member of the Board satisfying the requirements of Section 162(m)(4)(C)(i) of the Code and the regulations promulgated thereunder.

                     (s) "Parent" means any corporation in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock of one of the other corporations in such chain.

                     (t) "Plan" means The Bethlehem Corporation 1994 Stock Option Plan, as amended from time to time.

                     (u) "Securities Act" means the Securities Act of 1933, as amended.

                     (v) "Shares" means shares of the Common Stock, no par value per share, of the Company (including any new, additional or different stock or securities resulting from a Change in Capitalization), as the case may be.

                     (w)     "Stock   Appreciation  Right"  means  a  right  to
receive all or some portion of the increase in the value of Shares as provided in Section 7 hereof.

                     (x) "Subsidiary" means any corporation in an unbroken chain of corporations, beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

                     (y)     "Ten-Percent   Stockholder"   means  an   Eligible
Employee, who, at the time an Incentive Stock Option is to be granted to such Eligible Employee, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, a Parent or a Subsidiary within the meaning of Sections 424(e) and 424(f), respectively, of the Code.

            3.       ADMINISTRATION.

                     (a) The Plan shall be administered by the Committee, which shall hold meetings at such times as may be necessary for the proper administration of the Plan. The Committee shall keep minutes of its meetings. A majority of the Committee shall constitute a quorum and a majority of a quorum may authorize any action. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting duly held. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan, Options, or Stock Appreciation Rights, and all members of the Committee shall be fully indemnified by the Company with respect to any such action, determination or interpretation. The Company shall pay all expenses incurred in the administration of the Plan.

                     (b) Subject to the express terms and conditions set forth herein, the Committee shall have the power from time to time:

                             (i) to determine those Eligible Employees to whom Options shall be granted under the Plan and the number of Nonqualified Stock Options, Stock Appreciation Rights and/or Incentive Stock Options to be granted to each
                     Eligible   Employee  and  to   prescribe   the  terms  and
                     conditions (which need not be identical) of each Option and Stock Appreciation Right, including the purchase price per share of each Option;

                             (ii) to construe and interpret the Plan and the Options and Stock Appreciation Rights granted hereunder and to establish, amend and revoke rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Agreement, in the manner and to the extent it shall deem necessary or advisable to make the Plan fully effective, and all decisions and determinations by the Committee in the exercise of this power shall be final and binding upon the Company or a Subsidiary, and the Optionees, as the case may be;

                             (iii) to  determine  the  duration and purposes for
                     leaves of absence which may be granted to an Optionee without constituting a termination of employment or service for purposes of the Plan; and

                             (iv) generally, to exercise such powers and to perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.


            4.       STOCK SUBJECT TO PLAN.

                     (a) The aggregate number of Shares that may be issued or transferred pursuant to Options or Stock Appreciation Rights granted under the Plan is 400,000 Shares, and the maximum number of Shares with respect to which Options or Stock Appreciation Rights may be granted to any Eligible Employee is 250,000 Shares. The Company shall reserve for the purposes of the Plan, out of its authorized but unissued Shares or out of Shares held in the Company's treasury, or partly out of each, such number of Shares as shall be determined by the Board.

                     (b) Whenever any outstanding Option or portion thereof expires, is cancelled or is otherwise terminated (other than by exercise of the Option or any related Stock Appreciation Right), the Shares allocable to the unexercised portion of such Option may again be the subject of Options and Stock Appreciation Rights hereunder; provided, however, that any such terminated option shall count against the maximum numbers of Shares with respect to which Options or Stock Appreciation Rights may be granted to any Eligible Employee.

                     (c)     The   aggregate   fair  market   value  of  Shares
(determined on the date of grant) for which an Eligible Employee may be granted Incentive Stock Options which are exercisable for the first time in any particular calendar year (whether under the terms of the Plan or any other stock option plan of the Company, a Parent or a Subsidiary) shall not exceed $100,000. To the extent any Option which is intended to be an Incentive Stock Option is granted to any Eligible Employee fails to satisfy the requirements of this subsection, the Incentive Stock Option shall be treated as a Nonqualified Stock Option. This Section 4 shall be applied by taking Options into account in the order in which they are granted.

            5. ELIGIBILITY. Subject to the provisions of the Plan, the Committee shall have full and final authority to select those Eligible Employees who will receive Options and Stock Appreciation Rights.

            6. OPTIONS. The Committee may grant Options in accordance with the Plan, the terms and conditions of which shall be set forth in an Agreement. Each Option and Agreement shall be subject to the following conditions:

                     (a) PURCHASE PRICE. The purchase price or the manner in which the purchase price is to be determined for Shares under each Option shall be set forth in the Agreement, provided that the purchase price per Share under each Option shall not be less than the Fair Market Value of a Share at the time the Option is granted (one hundred ten percent (110%) in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

                     (b) DURATION. Options granted hereunder shall be for such term as the Committee shall determine, provided that (i) no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder) and (ii) no Nonqualified Stock Option shall be exercisable after the expiration of ten (10) years and one (1) day from the date it is granted. The Committee may, subsequent to the granting of any Option, extend the term thereof but in no event shall the term as so extended exceed the maximum term provided for in the preceding sentence.

                     (c) NON-TRANSFERABILITY. No Option granted hereunder shall be transferable by the Optionee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of such Optionee only by the Optionee or such Optionee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of the Optionee.

                     (d) VESTING. Subject to subsection 6(e) below, unless otherwise set forth in the Agreement, each Option shall become exercisable as to 33-1/3 percent of the Shares covered by the Option on the first anniversary of the date the Option was granted and as to an additional 33-1/3 percent of the Shares covered by the Option on each of the following two (2) anniversaries of such date of grant. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. The Committee may accelerate the exercisability of any Option or portion thereof at any time.

                     (e)     ACCELERATED    VESTING.     Notwithstanding    the
provisions of subsection 6(d) above, each Option granted to an Optionee shall become immediately exercisable in full upon a Change in Control.

                     (f) TERMINATION OF EMPLOYMENT. In the event that an Optionee ceases to be employed by the Company or a Subsidiary, any outstanding Options held by such Optionee shall, unless the Agreement evidencing such Option provides otherwise, terminate as follows:

                             (i)   If the  Optionee's  termination of employment
                    is due to his  death  or  Disability,  the  Option  (to the
                    extent   exercisable   at  the   time  of  the   Optionee's
                    termination of employment) shall be exercisable for a period of one (1) year following such termination of employment, and shall thereafter terminate;

                             (ii) If the Optionee's termination of employment is by the Company or a Subsidiary for Cause, the Option shall terminate on the date of the Optionee's termination of employment; and

                             (iii) If the  Optionee's  termination of employment
                    is for any other reason (including an Optionee's ceasing to be employed by a Subsidiary as a result of the sale of such Subsidiary or an interest in such Subsidiary), the Option (to the extent exercisable at the time of the Optionee's termination of employment) shall be exercisable for a period of three (3) months following such termination of employment, and shall thereafter terminate.

          Notwithstanding the foregoing, the Committee may provide, either at the time an Option is granted or thereafter, that the Option may be exercised after the periods provided for in this subsection 6(f), but in no event beyond the term of the Option.

                    (g) METHOD OF EXERCISE. The exercise of an Option shall be made only by a written notice delivered to the Secretary of the Company at the Company's principal executive office, specifying the number of Shares to be purchased and accompanied by payment therefor and otherwise in accordance with the Agreement pursuant to which the Option was granted. The purchase price for any Shares purchased pursuant to the exercise of an Option shall be paid in full upon such exercise in cash, by check, or, at the discretion of the Committee and upon such terms and conditions as the Committee shall approve, by transferring Shares to the Company or by a cashless exercise procedure. Any Shares transferred to the Company as payment of the purchase price under an Option shall be valued at their Fair Market Value on the day preceding the date of exercise of such Option. If requested by the Committee, the Optionee shall deliver the Agreement evidencing the Option and the Agreement evidencing any related Stock Appreciation Right to the Secretary of the Company, who shall endorse thereon a notation of such exercise and return such Agreement to the Optionee. Not less than 100 Shares may be purchased at any time upon the exercise of an Option unless the number of Shares so purchased constitutes the total number of Shares then purchasable under the Option.

                    (h) RIGHTS OF OPTIONEES. No Optionee shall be deemed for any purpose to be the owner of any Shares subject to any Option unless and until (i) the Option shall have been exercised pursuant to the terms thereof,
(ii) the Company shall have issued and delivered the Shares to the Optionee, and
(iii) the Optionee's name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such Shares.

            7. STOCK APPRECIATION RIGHTS. The Committee may, in its discretion in connection with the grant of an Option, grant Stock Appreciation Rights in accordance with the Plan, the terms and conditions of which shall be set forth in an Agreement. A Stock Appreciation Right shall cover the same shares covered by the Option (or such lesser number of shares as the Committee may determine) and shall, except as provided in this Section 7, be subject to the same terms and conditions as the related Option.

                    (a)     STOCK APPRECIATION RIGHTS RELATED TO AN OPTION.

                            (i) TIME OF GRANT. A Stock Appreciation Right may be granted only at the time of grant of the related Option.

                            (ii) PAYMENT. A Stock Appreciation Right shall entitle the holder thereof, upon exercise of the Stock Appreciation Right or any portion thereof, to receive payment of an amount computed pursuant to subsection 7(a)(iv) below.

                            (iii) EXERCISE. A Stock Appreciation Right shall be exercisable at such time or times and only to the extent that the related Option is exercisable, and will not be transferable except to the extent the related Option may be transferable. A Stock Appreciation Right granted in connection with an Incentive Stock Option shall be exercisable only if the Fair Market Value of a Share on the date of exercise exceeds the purchase price specified in the related Incentive Stock Option.

                            (iv)   AMOUNT PAYABLE.  Upon the exercise of a Stock
                    Appreciation Right, the Optionee shall be entitled to receive an amount determined by multiplying (A) the excess of the Fair Market Value of a Share on the date of exercise of such Stock Appreciation Right over the per Share purchase price under the related Option, by (B) the number of Shares as to which such Stock Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any Stock Appreciation Right by including such a limit at the time it is granted.

                            (v)   TREATMENT   OF  RELATED   OPTIONS  AND  STOCK
                    APPRECIATION RIGHTS UPON EXERCISE. Upon the exercise of a Stock Appreciation Right, the related Option shall be cancelled to the extent of the number of Shares as to which the Stock Appreciation Right is exercised and upon the exercise of an Option granted in connection with a Stock Appreciation Right, the Stock Appreciation Right shall be cancelled to the extent of the number of Shares as to which the Option is exercised or surrendered.

                    (b) METHOD OF EXERCISE. Stock Appreciation Rights shall be exercised by an Optionee only by a written notice delivered in person or by mail to the Secretary of the Company at the Company's principal executive office, specifying the number of Shares with respect to which the Stock Appreciation Right is being exercised. If requested by the Committee, the Grantee shall deliver the Agreement evidencing the Stock Appreciation Right being exercised and the Agreement evidencing any related Option to the Secretary of the Company, who shall endorse thereon a notation of such exercise and return such Agreements to the Grantee.

                    (c) FORM OF PAYMENT. Payment of the amount determined under subsection 7(a)(iv) above may be made solely in whole Shares in a number determined based upon their Fair Market Value on the date of exercise of the Stock Appreciation Right or, alternatively, at the sole discretion of the Committee, solely in cash, or in a combination of cash and Shares as the Committee deems advisable. In the event that a Stock Appreciation Right is exercised within the sixty-day period following a Change in Control, any amount payable shall be solely in cash. If the Committee decides to make full payment in Shares, and the amount payable results in a fractional Share, payment for the fractional Share will be made in cash. Notwithstanding the foregoing, to the extent required by Rule 16b-3 of the Exchange Act, no payment in the form of cash may be made upon the exercise of a Stock Appreciation Right pursuant to subsection 7(a)(iv) above to an officer of the Company or a Subsidiary who is subject to Section 16(b) of the Exchange Act, unless the exercise of such Stock Appreciation Right is made during the period beginning on the third business day and ending on the twelfth business day following the date of release for publication of the Company's quarterly or annual statements of earnings.

            8.      LOANS.

                    (a) The Company or any Subsidiary may make loans to an Optionee in connection with the exercise of an Option, subject to the following terms and conditions and such other terms and conditions not inconsistent with the Plan, including the rate of interest, if any, as the Committee shall impose from time to time.

                    (b) No loan made under the Plan shall exceed the sum of (i) the aggregate purchase price payable pursuant to the Option with respect to which the loan is made, plus (ii) the amount of the reasonably estimated income and employment taxes payable by the Optionee with respect to the exercise of the Option, reduced by (iii) the aggregate par value of the Shares being acquired pursuant to exercise of the Option. In no event may any such loan exceed the Fair Market Value, at the date of exercise, of the Shares received pursuant to such exercise.

                    (c)      No loan shall have an initial term  exceeding  ten
(10) years; provided, that loans under the Plan shall be renewable at the discretion of the Committee; and provided further, that the indebtedness under each loan shall become due and payable, as the case may be, on a date no later than (i) one (1) year after termination of the Optionee's employment due to death, Disability, or retirement or (ii) the date of termination of the Optionee's employment for any reason other than death, Disability, or retirement.

                    (d) Loans under the Plan may be satisfied by an Optionee, as determined by the Committee, in cash or, with the consent of the Committee, in whole or in part by the transfer to the Company of Shares whose Fair Market Value on the date of such payment is equal to part or all of the outstanding balance of such loan.

                    (e) A loan shall be secured by a pledge of Shares with a Fair Market Value of not less than the principal amount of the loan. After any repayment of a loan, pledged Shares no longer required as security may be released to the Optionee.

                    (f)      Every  loan  shall  meet  all   applicable   laws,
regulations and rules of the Federal Reserve Board and any other governmental agency having jurisdiction.

            9.      Adjustment Upon Changes in Capitalization.

                    (a) In the event of a Change in Capitalization, the Committee shall conclusively determine the appropriate adjustments, if any, to the maximum number and class of shares of stock with respect to which Options and Stock Appreciation Rights may be granted under the Plan, the number and class of shares of stock as to which Options and Stock Appreciation Rights have been granted under the Plan, and the purchase price therefor, if applicable.

                    (b)      Any  such   adjustment  in  the  Shares  or  other
securities subject to outstanding Incentive Stock Options (including any adjustments in the purchase price) shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code.

            10. NON-EMPLOYEE DIRECTOR OPTIONS. Notwithstanding any of the other provisions of the Plan to the contrary, the provisions of this Section 10 shall apply only to grants of Options to Non-Employee Directors. Except as set forth in this Section 10, the other provisions of the Plan shall apply to grants of Options to Non-Employee Directors to the extent not inconsistent with this
Section 10. For purposes of interpreting Section 6 of the Plan, a Non-Employee Director's service as a member of the Board shall be deemed to be employment with the Company or its Subsidiaries.

                    (a) GENERAL. Non-Employee Directors shall receive Nonqualified Stock Options in accordance with this Section 10 and may not be granted Stock Appreciation Rights or Incentive Stock Options under this Plan. The purchase price per Share purchasable under Options granted to Non-Employee Directors shall be the Fair Market Value of a Share on the date of grant. No Agreement with any Non-Employee Director may alter the provisions of this
Section 10 and no Option granted to a Non-Employee Director may be subject to a discretionary acceleration of exercisability.

                    (b) GRANTS TO NEW NON-EMPLOYEE DIRECTORS. Each Non-Employee Director who, after December 1, 1994, is elected to the Board for the first time by stockholders of the Company at any special or annual meeting of stockholders and who does not receive a grant of an option as prescribed in
Section 4(a)(ii) of The Bethlehem Corporation Equity Incentive Plan For Directors, will, at the time such director is elected and duly qualified, be granted automatically, without action by the Committee, an Option to purchase 10,000 Shares.

                    (c) GRANTS TO CONTINUING DIRECTORS. On the date of each annual meeting of stockholders subsequent to January 1, 1995, each continuing Non-Employee Director (i.e., a director not being elected by stockholders for the first time) will be granted automatically, without action by the Committee, an Option to purchase 500 Shares.

                    (d) VESTING. Subject to accelerated vesting pursuant to subsection 6(e)(i) hereof, each Option shall be exercisable as to 33-1/3% of the Shares covered by the Option on the date the Option is granted and as to an additional 33-1/3% of the Shares covered by the Option on each of the following two anniversaries of such date of grant. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. Subsections 6(d), 6(e)(ii) and 6(f) hereof shall not apply to Options granted to Non-Employee Directors.

                    (e) DURATION. Subject to the immediately following sentence, each Option granted to a Non-Employee Director shall be for a term of ten (10) years and one (1) day. Upon the cessation of a Non-Employee Director's membership on the Board for any reason, Options granted to such Non-Employee Director shall expire upon the earlier of (i) three (3) years from the date of such cessation of Board membership or (ii) expiration of the term of the Option. The Committee may not provide for an extended exercise period beyond the periods set forth in this subsection 10(e).

            11. RELEASE OF FINANCIAL INFORMATION. A copy of the Company's annual report to stockholders shall be delivered to each Optionee if and at the time any such report is distributed to the Company's stockholders. Upon request by any Optionee, the Company shall furnish to such Optionee a copy of its most recent annual report and each quarterly report and current report filed under the Exchange Act since the end of the Company's prior fiscal year.

            12. TERMINATION AND AMENDMENT OF THE PLAN. The Plan shall terminate on the day preceding the tenth anniversary of its effective date, except with respect to Options and Stock Appreciation Rights outstanding on such date, and no Options or Stock Appreciation Rights may be granted thereafter. The Board may sooner terminate or amend the Plan at any time, and from time to time; provided, however, that, except as provided in Section 9 hereof, no amendment shall be effective unless approved by the stockholders of the Company where stockholder approval of such amendment is required (a) to comply with Rule 16b-3 under the Exchange Act subsequent to the registration of a class of equity securities of the Company under Section 12 of the Exchange Act or (b) to comply with any other law, regulation or stock exchange rule. Notwithstanding anything in this Section 12 to the contrary, subsequent to the registration of a class of equity securities of the Company under Section 12 of the Exchange Act, Section 10 hereof shall not be amended more than once in any six-month period, other than to comport with changes in the Code, the Employee Retirement Income Security Act of 1974, as amended, or the rules or regulations thereunder.

            Except as provided in Section 9 hereof, rights and obligations under any Option granted before any amendment of the Plan shall not be adversely altered or impaired by such amendment, except with the consent of the Optionee.

            13. NON-EXCLUSIVITY OF THE PLAN. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

            14. LIMITATION OF LIABILITY. As illustrative of the limitations of liability of the Company, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

                    (a) give any person any right to be granted an Option or Stock Appreciation Right other than at the sole discretion of the Committee;

                    (b) give any person any rights whatsoever with respect to Shares except as specifically provided in the Plan;

                    (c) limit in any way the right of the Company or its Subsidiaries to terminate the employment of any person at any time; or

                    (d) be evidence of any agreement or understanding, expressed or implied, that the Company or its Subsidiaries will employ any person in any particular position, at any particular rate of compensation or for any particular period of time.

            15.     REGULATIONS AND OTHER APPROVALS; GOVERNING LAW.

                    (a) This Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to the choice of law principles thereof.

                    (b) The obligation of the Company to sell or deliver Shares with respect to Options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

                    (c) Any provisions of the Plan inconsistent with Rule 16b-3 under the Exchange Act shall be inoperative and shall not affect the validity of the Plan.

                    (d) Except as otherwise provided in Section 12 hereof, the Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain for Optionees granted Incentive Stock Options, the tax benefits under the applicable provisions of the Code and regulations promulgated thereunder.

                    (e)     Each  Option  and  Stock   Appreciation  Right  is
subject to the requirement that, if at any time the Committee determines, in its absolute discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or Stock Appreciation Right or the issuance of Shares, no
                                      A-12

Options or Stock Appreciation Rights shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee.

                    (f) In the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Committee may require an Optionee receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to represent to the Company in writing that the Shares acquired by such Optionee are acquired for investment only and not with a view to distribution.

            16.     MISCELLANEOUS.

                    (a) MULTIPLE AGREEMENTS. The terms of each Option or Stock Appreciation Right may differ from other Options or Stock Appreciation Rights granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option or Stock Appreciation Right to a given Optionee during the term of the Plan, either in addition to, or in substitution for, one or more Options or Stock Appreciation Rights previously granted to that Optionee. The grant of multiple Options or Stock Appreciation Rights may be evidenced by a single Agreement or multiple Agreements, as determined by the Committee.

                    (b) WITHHOLDING OF TAXES. The Company shall have the right to deduct from any payment of cash to any Optionee an amount equal to the federal, state and local income and employment taxes and other amounts required by law to be withheld with respect to any Option or Stock Appreciation Right. Notwithstanding anything to the contrary contained herein, if an Optionee is entitled to receive Shares upon exercise of an Option or Stock Appreciation Right, the Company shall have the right to require such Optionee, prior to the delivery of such Shares, to pay to the Company the amount of any federal, state or local income and employment taxes and other amounts which the Company is required by law to withhold. The Agreement evidencing any Incentive Stock Option granted under this Plan shall provide that if the Optionee makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to such Optionee pursuant to such Optionee's exercise of the Incentive Stock Option, and such disposition occurs within the two-year period commencing on the day after the date of grant of such Option or within the one-year period commencing on the day after the date of transfer of the Share or Shares to the Optionee pursuant to the exercise of such Option, such Optionee shall, within ten (10) days of such disposition, notify the Company thereof and thereafter immediately deliver to the Company any amount of federal, state or local income and employment taxes and other amounts which the Company informs the Optionee the Company is required to withhold.

                    (c) DESIGNATION OF BENEFICIARY. Each Optionee may, with the consent of the Committee, designate a person or persons to receive in the event of such Optionee's death, any Option or Stock Appreciation Right and/or amounts payable pursuant thereto, to which such Optionee would then be entitled. Such designation will be made upon forms supplied by and delivered to the Company and may be revoked or changed in writing. In the event of the death of an Optionee and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Optionee's death, the Company shall deliver such Options, Stock Appreciation Rights and/or amounts payable to the executor or administrator of the estate of the Optionee, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Options, Stock Appreciation Rights and/or amounts payable to the spouse or to any one or more dependents or relatives of the Optionee, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

            17.    EFFECTIVE  DATE.  The  Plan  shall  become   effective  upon
adoption by the Board, subject, however, to its further approval by the requisite vote of the shareholders of the Company within twelve (12) months after the date the Plan is adopted by the Board, at a regular meeting of the stockholders or at a special meeting of the stockholders called and held for such purpose. Grants of Incentive Stock Options, Nonqualified Stock Options and Stock Appreciation Rights may be made prior to such stockholder approval, but all grants made prior to such stockholder approval shall be subject to the obtaining of such approval and, if such approval is not obtained, such grants shall not be effective for any purpose.

                          [PRELIMINARY PROXY MATERIALS]

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                            THE BETHLEHEM CORPORATION

                     Proxy - Annual Meeting of Stockholders
                                December 12, 1995

         The undersigned, a stockholder of The Bethlehem Corporation, a Pennsylvania corporation (the "Company"), does hereby appoint B. Ord Houston and Alan H. Silverstein and each of them, the true and lawful attorneys and proxies with full power of substitution, for and in the name, place and stead of the undersigned, to vote all of the shares of Common Stock of the Company which the undersigned would be entitled to vote if personally present at the 1995 Annual Meeting of Stockholders of the Company to be held Tuesday, December 12, 1995 at 3:00 p.m. local time at the Holiday Inn, Route 512, Bethlehem, Pennsylvania or at any adjournment thereof.

         The undersigned hereby instructs said proxies or their substitutes:

1.       INCREASE IN AUTHORIZED CAPITAL

         To approve an amendment to the Company's Articles of Incorporation to increase the authorized capitalization of the Company to a total of 25,000,000 shares of stock, consisting of 20,000,000 shares of Common Stock, no par value, and 5,000,000 shares of preferred stock, no par value.

         ______ FOR _____ AGAINST _____ ABSTAIN

2.       ELECTION OF DIRECTORS

         To vote for the election of Messrs. Houston, R. Gale, Zizza and Bogatz as directors.

                         TO WITHHOLD
                         AUTHORITY TO          TO WITHHOLD AUTHORITY
                         VOTE FOR ALL          TO VOTE FOR ANY INDIVIDUAL
         FOR____         NOMINEES____          NOMINEE(S), PRINT NAME(S) BELOW:

                                               -------------------------

                                               -------------------------

                                               -------------------------

                                               -------------------------

3.       1994 STOCK OPTION PLAN

         To approve the adoption of the Company's 1994 Stock Option Plan;

         ______ FOR _____ AGAINST _____ ABSTAIN

4.       AMENDMENT OF THE DIRECTORS OPTION PLAN

         To amend the Company's Equity Incentive Plan for Directors to increase the term of options granted under the Directors Option Plan, to increase the period during which outstanding options may be exercised and to modify certain termination provisions.


         ______ FOR _____ AGAINST _____ ABSTAIN


5.       RATIFICATION OF BY-LAWS AMENDMENT

         To ratify an amendment to the Company's By-laws providing for the elimination of the classification of the Board of Directors.

          ______  FOR   _____  AGAINST    _____  ABSTAIN

6.       RATIFICATION OF APPOINTMENT OF AUDITORS

         To ratify the appointment of Sobel & Co. as the Company's independent auditors for the 1996 Fiscal Year.

          ______  FOR   _____  AGAINST    _____  ABSTAIN

7.       DISCRETIONARY AUTHORITY

         To transact such other business as may properly come before the Meeting and any adjournment thereof according to the proxies discretion and in their discretion.

         THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 7.

                                             Please mark,  date and sign exactly
                                             as your name  appears on this proxy
                                             card. When shares are held jointly,
                                             both  holders  should  sign.   When
                                             signing  as   attorney,   executor,
                                             administrator, trustee or guardian,
                                             please give your full title. If the
                                             holder   is   a   corporation    or
                                             partnership,  the full corporate or
                                             partnership  name  should be signed
                                             by a duly authorized officer.


                                             ----------------------------------
                                             Signature


                                             ----------------------------------
                                             Signature, if shares held jointly



                                             Dated _______________________ 1995